

December 19, 2011

Via E-mail
Guilfred Colcol Casimiro
Chief Executive Officer
Monarchy Resources, Inc.
c/o American Corporate Enterprises
123 W Nye Lane
Suite 129
Carson City, NV 89706

> **Re:** **Monarchy Resources, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 30, 2011**
> **File No. 333-172825**

Dear Mr. Casimiro:

We have reviewed your response letter dated November 30, 2011 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form S-1 Filed November 30, 2011

General

1. Because your anticipated effective or mailing date falls within 45 days after the end of your fiscal year and because you do not meet the S-X Rule 8-08(b) exception, please provide updated audited financial statements for the most recently ended fiscal year.

2.   Please provide updated disclosure regarding your activities. For example, disclose whether you have received the report on the exploration work on La Carlota, which was expected in November 2011. Similarly, provided updated disclosure with respect to this statement found on 17: "In early November 2011, we plan to engage a firm specializing in air photo prior to the geologist conducting geological mapping of La Carlota."

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. W. Scott Lawler